

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 14, 2016

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily REIT I, Inc.
6340 South 3000 East
Suite 500
Salt Lake, Utah 84121

>   **Re: Cottonwood Multifamily REIT I, Inc.**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted December 18, 2015**
>   **CIK No. 0001646910**

Dear Mr. Shaeffer:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the

subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Cover Page

3.   Please revise to include risk factors on the cover page briefly describing your most significant risks. Refer to Section 1.D of Industry Guide 5.

Summary of the Offering, page 3

Properties Acquisition, page 4

4.   We note your disclosure indicates both that you have not identified any properties to acquire and that you believe that your purchase of a specific multifamily property in Tampa Florida with an anticipated $46 million purchase price is imminent. Please tell us how you have reached the conclusion on page F-5 that you have not identified any assets in which there is a reasonable probability that you will invest.

Joint Ventures, page 6

5.   We note your disclosure on page 105, stating that "All decisions regarding the operations of the joint venture, including the acquisition of investments, the financing of investments or the disposition of investments, will require the approval of both of our operating partnership and Cottonwood Residential O.P., LP." Please revise your disclosure in this section to clarify, if true, that you (through your operating partnership) and Cottonwood Residential O.P., LP will have equal management authority with respect to joint ventures despite unequal capital contributions. In addition, please specifically address who will make decisions on your behalf regarding the management and operation of the joint ventures into which you and Cottonwood Residential O.P., LP enter.

Distributions from the Joint Ventures, page 7

6.   Please revise to provide an example of how Cash from Operations from each joint venture will be distributed.

Risk Factors, page 18

7.   We note your disclosure, including on page 16, that after December 31, 2019, Cottonwood Residential O.P., LP will have the option, in its sole discretion, to purchase your operating partnership's interest in all, but not less than all, of the joint ventures and any direct interests in real property not held in a joint venture at their fair market value. Please include a risk factor specifically addressing the risks relating to this arrangement, or advise us why you do not believe this disclosure would be material to shareholders.

Estimated Use of Proceeds, page 44

8.   We note your disclosure in footnotes 2 and 3 on page 44 that your sponsor will pay all selling commissions, managing broker-dealer fees and all organizational and offering expenses. Please revise your tabular disclosure to reflect the dollar amount and percentage represented by the selling commissions and offering expenses to be paid by your sponsor. Although they will be paid by your sponsor, these fees are still offering expenses. Industry Guide 5, Part 3.B., requires the presentation of these expenses in the tabular summary.

9.   Please revise your footnotes to the Estimated Use of Proceeds Table to clarify whether you will reimburse your sponsor or its affiliates for the payment of the selling commissions and offering expenses. In addition, please revise to clarify, if true, that other fees payable to your sponsor or its affiliates are not higher and will not increase in order to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions and offering expenses.

Management, page 46

Other Affiliates, page 50

10.   We note your disclosure on page 51 that if your sponsor does not pay the selling commissions and managing broker-dealer fees and organizational and offering expenses, the terms of the contracts between you and your sponsor may be on terms that are more advantageous to you. We further note your statement that potential investors should consult their investment advisors about this. Please expand your disclosure to clarify how the terms of the contracts between you and your sponsor will change if your sponsor determines not to pay the listed fees or advise.

Conflicts of Interest

Our Affiliates' Interests in Cottonwood Residential O.P., LP

Allocation of Investment Opportunities, page 58

11.   We note your disclosure stating "If we sell one of our assets, we will not have priority for any suitable investment identified by Cottonwood Residential O.P., LP until the competing entity has invested at least 85% of its available capital. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily real estate related assets to our operating partnership." Please revise your disclosure to clarify whether this policy will be triggered upon your first sale of an asset, even if you have not yet invested at least 85% of the capital raised in this offering.

Prior Performance Summary, page 72

12.   Please revise this section to include the disclosures required by Section 8.A.1 of Industry Guide 5, including without limitation:
- The total amount of money raised from investors in your sponsor's prior programs that invested primarily in real estate;
- The total number of investors;
- The number of properties purchased and location by region;
- The aggregate dollar amount of properties purchased;
- The percentage (based on purchase price) of properties that are commercial and residential;
- The percentage (based on purchase prices) of new, used, or construction properties; and
- The number of properties sold.

13.   Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any prior program of your sponsor. Refer to Section 8.A.2 of Industry Guide 5.

Report of Independent Auditors, pages F-2 to F-3

14.   In an amended filing, please include an audit report that meets all technical requirements for an independent auditors' report including disclosure of the city and state of the firm's office which issued the report. Reference is made to section (b)(2) of Part F/S of Regulation A.

Note 5- Related-Party Transactions (continued)

CROP's Purchase Option, page F-14

15.   Please clarify your disclosure to indicate if the purchase option is open-ended or terminates on a particular date.

Exhibit 11

Acknowledgement of Independent Auditors

16.   In an amended filing, please include a consent that appropriately dates the auditors' report and provides the date of the auditors' consent. Please also consider if you have relied upon the auditors' status as experts in your disclosure about the independent auditors on page 112 and in regards to the requirements for Exhibit 11. Reference is made to section 11 in Item 17 of Regulation A.

Exhibit 15.1 – Prior Performance Tables

17.   We note your disclosure that "[t]he prior programs had investment objectives that were not similar to those of Cottonwood Multifamily REIT I, Inc." Please advise us how the investment objectives of the prior programs differed from your investment objectives.

18.   Please provide us with a detailed explanation of why you believe the information required by Table I – Experience in Raising and Investing Funds and Table V – Sales or Disposals of Properties, respectively, of Industry Guide 5 is not applicable to the prior programs. We may have further comment.

Table III – Annual Operating Results of Prior Programs

19.   Please include introductory disclosure to Table III to explain the criteria you used to determine which prior programs should be included in the table. Additionally, please revise Table III to provide distribution data per $1,000 invested. Refer to CF Disclosure Guidance: Topic No. 6.

Table IV – Results of Completed Programs

20.   Please include footnote disclosure explaining how Annualized Return on Investment was calculated.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Darryl Steinhause
        DLA Piper LLP